UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  November 2010

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
✓  Form 20-F           ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes     No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On November 30, 2010, Rosetta issued a press release announcing its financial results for the third quarter ended September 30, 2010 and providing a business update.  A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

On November 29, 2010, Rosetta Genomics Ltd. (the “Company”) filed a Form 6-K announcing that its management had concluded that its: (i) financial information as of March 31, 2010 and for the three months ended then, which are included in the Form 6-K filed on May 27, 2010 (the “Q1 Financials”), and (ii) financial statements as of June 30, 2010 and for the six months ended then, which are included in the Form 6-K filed on September 29, 2010 (the “Q2 Financials”), did not properly account for the warrants issued in the Company’s January 2010 registered direct public offering (the “Warrants”) in accordance with United States generally accepted accounting principles, and, as a result, cannot be relied upon.  The Company noted it had reassessed the accounting classification of the Warrants under ASC 815 “Derivatives and Hedging — Contracts in Entity’s Own Equity,” based on certain terms of the Warrants and concluded that the Warrants should have originally been recorded as liabilities (rather than as equity), measured at fair value each reporting period, with changes in the fair values being recognized in the Company’s statement of operations.

The revised Q1 Financials and Q2 Financials reflecting the reclassification of the Warrants from equity to liability are filed herewith as Exhibits 99.2 and 99.3, respectively, and incorporated by reference herein.

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated November 30, 2010, announcing third quarter financial results.
99.2	Revised financial results as of and for the three months ended March 31, 2010.
99.3	Revised Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 30, 2010	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz
General Counsel